Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

November 29, 2011

VIA EDGAR AND FEDEX

Ms. Anne Nguyen Parker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dune Energy, Inc. Preliminary Information Statement on Schedule 14C Filed November 14, 2011 File No. 1-32497

Dear Ms. Parker:

Set forth below are the responses of Dune Energy, Inc., a Delaware corporation (“Dune,” “we,” “us,” or “our”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) by letter dated November 28, 2011, with respect to Dune’s Preliminary Information Statement on Schedule 14C, filed with the SEC on November 14, 2011, File No. 1-32497 (the “Information Statement”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Information Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1 that are marked to show all revisions to the Information Statement as initially filed.

Each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Preliminary Information Statement on Schedule 14C

General

1.	We note your statement that you will receive the written consent of the holders of a majority of the outstanding shares of your common stock. We also note your disclosure that the Noteholders will, on a post-restructuring basis, hold a majority of the shares of

Ms. Anne Nguyen Parker

November 29, 2011

your common stock and that you anticipate that, immediately upon the consummation of the exchange offer, the Noteholders (or their attorney-in-fact on their behalf) will enter into a written consent with respect to the matters set forth in this information statement.

Please tell us whether any Noteholders currently hold common stock, and whether the consent of these common stock will be needed to attain the consent of the majority of outstanding shares of your common stock.

Response:

While we have reviewed the Schedule 13D and Schedule 13G filings submitted on EDGAR with respect to Dune and have not identified any of the Noteholders as currently holding shares of our common stock in an amount greater than the threshold amounts that necessitate submission of such filings, we do not know whether any Noteholders currently hold shares of our common stock that would not necessitate submission of a report of beneficial ownership. Furthermore, we are unable to reliably obtain this information in a timely manner, because we believe the Noteholders are unlikely to disclose to us their respective holdings, if any, of our common stock. However, the written consents that we expect to receive from holders of our common stock will only be provided with respect to the shares of common stock issued pursuant to the exchange offer, in exchange for the Noteholders’ notes, and such written consents will not be with respect to any other shares of our common stock that any Noteholder may also own. Assuming full participation in the exchange offer, the number of shares of common stock to be issued to the Noteholders will represent a number of shares (251,062,170) that is greater than the minimum number of shares (149,878,513) of our common stock that would be required to approve the amendments to our Certificate of Incorporation and our Certificate of Designation. Similarly, if only 98% of the Notes (by principal amount) are exchanged in the exchange offer, which is the minimum participation allowable under the Noteholder Support Agreement dated October 6, 2011, the number of shares of common stock to be issued to the Noteholders in the exchange offer will also represent a number of shares (246,040,927) that is greater than the minimum number of shares (147,489,389) of our common stock that would be required to approve the amendments to our Certificate of Incorporation and our Certificate of Designation. Consequently, there will be no need to obtain written consents with respect to any shares of our currently outstanding stock, including any shares that may be held by any Noteholder at any time prior to consummation of the exchange offer and there are no plans to obtain such a consent.

2.	Please revise your information statement to include page numbers.

Response:

As requested by the Staff, we have added page numbers to the Information Statement.

3.	Please revise your information statement to discuss as separate items under separate headings with appropriate explanations the following:

•	the increase in authorized stock;

•	the reverse split; and

•	the amendment to the Certificate of Designation governing the preferred stock.

Please also revise your letter to your stockholder and the cover page of the information statement to include in bullet or numbered format these items to which the information statement relates.

Ms. Anne Nguyen Parker

November 29, 2011

Response:

We have included the requested disclosure under the caption “Corporate Action” beginning on page 2 of Amendment No. 1, as well as revised our letter to our stockholders and the cover page of the Information Statement so as to include in bullet format those items to which the Information Statement relates.

4.	Please revise your information statement to provide in tabular format the following information:

•	the number of shares authorized common stock prior to and after giving effect to the changes set forth in this information statement;

•	the number of shares of common stock outstanding prior to and after giving effect to the changes set forth in this information statement; and

•	the number of shares of common stock authorized but not outstanding or reserved for issuance prior to and after giving effect to the changes set forth in this information statement.

Please also indicate whether you have plans to issue the additional authorized shares and, if so, when and what the use of proceeds will be.

Response:

We have included the requested information in tabular format and accompanying disclosure under the heading “Capitalization” beginning on page 3 of Amendment No. 1.

5.	Please provide the basis for not including pro forma financial information giving effect to the exchange offer. See Rule 11-01 of Regulation S-X.

Response:

Pursuant to Instruction 1 to Item 13 of Schedule 14A, any or all of the information required under Item 13, which includes pro forma financial information that would be required under Rule 3-05 and Article 11 of Regulation S-X, may be omitted if such information is “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” We believe that the information that has already been disclosed to the public through our filings with the SEC, including, the offering memorandum and disclosure statement dated November 14, 2011 (the “Offering Memorandum”), which was filed as an exhibit to a Form 8-K on November 14, 2011, has provided our investors with all the information that they would reasonably need to make a prudent decision with respect to their investment in our common stock.

Ms. Anne Nguyen Parker

November 29, 2011

We have made it known in our filings with the SEC that we are attempting to undertake an out-of-court restructuring of our capital structure, in lieu of a bankruptcy, whereby following consummation of the restructuring, assuming 100% participation in the exchange offer for the notes and subject to dilution by certain employee compensation plans, holders of our currently outstanding common stock would own 1.25% of our equity (in the form of common stock). In addition, in the Capitalization section of the Offering Memorandum, we have provided the pro forma capitalization of Dune as of September 30, 2011 reflecting the consummation of the exchange offer for the notes and the conversion of our preferred stock into common stock, as well as the reverse stock split and extinguishment of our prior credit facility and our entry into a new credit facility. The pro forma capitalization table and other disclosure in the Offering Memorandum inform investors as to the most significant changes to our balance sheet that would result from the out-of-court restructuring. Specifically, the pro forma capitalization table shows the effect of the restructuring on our Debt, Stockholders’ Equity, Book Value per Common Share and Total Capitalization. In addition, the out-of-court restructuring will result in changes to our income statements that would be relatively easy to extrapolate from information we have disclosed in the pro forma capitalization table and other disclosure in the Offering Memorandum, including the reduction of our outstanding notes by $250 million in aggregate principal amount and the conversion of all of our preferred stock into common stock, which would result in substantial reduction of our interest expense and the elimination of all preferred stock dividends. Consequently, we believe that in light of the changes to the metrics set forth in the pro forma capitalization table and other disclosure appearing in the Offering Memorandum, the information that would be contained in pro forma financial statements would not provide investors with additional information that would be material to a decision regarding their investment in Dune. Nevertheless, in an effort to provide the most complete disclosure that may be contemplated by Schedule 14A, we have prepared pro forma financial statements consistent with Rule 11-01 of Regulation S-X, that reflect the out-of-court restructuring, and we have included these pro forma financial statements as part of Amendment No. 1.

Additional Information; Incorporation of Information by Reference, page 10

6.	We note that you are incorporating by reference your Form 8-K filed on November 14, 2011 and your offering memorandum included as Exhibit 99.1 thereto. We also note that your offering memorandum incorporates by reference, among other things, your Form 10-K for the fiscal year ended December 31, 2010, your Definitive Proxy Statement filed on April 29, 2011 and your Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, which appear to include the information required by Item 13 of Schedule 14A. Please revise your information statement to include the information required by Item 13 of Schedule 14A or, in the alternative, please revise to incorporate by reference the specific documents where such information may be found. See Note D to Schedule 14A. In this regard, you may not incorporate such information by reference to documents which incorporate such information by reference. Please also ensure that a manually signed copy of the accountant’s report is filed with the definitive proxy statement, as required by Instruction 2 of Item 13.

Response:

We acknowledge the Staff’s comment and have revised the Information Statement to incorporate by reference the specific documents where the information required by Item 13 may be found. Please see “Additional Information; Incorporation of Information by Reference” beginning on page 11. We also will file a manually signed copy of the accountant’s report with the definitive information statement.

Ms. Anne Nguyen Parker

November 29, 2011

In addition, we intend to deliver the incorporated documents to security holders with the Information Statement in accordance with Item 13(b)(2) of Schedule 14A.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to Henry Havre at (713) 220-4368 or hhavre@andrewskurth.com.

Very truly yours,

DUNE ENERGY, INC.

/s/ James A. Watt

cc: Henry Havre, Andrews Kurth LLP